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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                               ------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         PLENUM PUBLISHING CORPORATION

                           (Name of Subject Company)

                         PLENUM PUBLISHING CORPORATION

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                                   729093104

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                 MARTIN E. TASH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         PLENUM PUBLISHING CORPORATION
                               233 SPRING STREET
                            NEW YORK, NEW YORK 10013
                                 (212) 620-8000

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                WITH A COPY TO:

                             BERNARD BRESSLER, ESQ.
                          BRESSLER, AMERY & ROSS, P.C.
                                17 STATE STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 425-9300

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
ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Plenum Publishing Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 233 Spring Street, New York, New York 10013. The title of the class of equity securities to which this statement relates is the common stock, par value $.10 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF PURCHASER.

    This statement relates to the tender offer by PPC Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Kluwer Boston, Inc., a Massachusetts corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 16, 1998 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $73.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 10, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as
EXHIBIT 1 and is incorporated herein by reference.

    The principal executive offices of Parent and Purchaser are c/o Kluwer Academic Publishers B.V., Spuiboulevard 50, 3300 AZ Dordrecht, the Netherlands.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as described in this Item 3(b), as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective officers, directors or affiliates.

(1) MATERIAL CONTRACTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES

    COMPENSATION OF EXECUTIVE OFFICERS.

    The following table sets forth all compensation awarded to, earned by or paid to the following persons for services rendered in all capacities to the Company and its subsidiaries during each of fiscal years ended December 31, 1997, 1996 and 1995: the Company's Chief Executive Officer, and (2) each of the other executive officers of the Company whose total compensation for the fiscal year ended December 31, 1997 exceeded $100,000.

NAME AND                                                                                             ALL OTHER
PRINCIPAL POSITION                                          YEAR     SALARY ($)   BONUS ($)(1)  COMPENSATION ($)(2)
--------------------------------------------------------  ---------  -----------  ------------  -------------------
Martin E. Tash..........................................       1997     360,000       345,450           26,448
Chairman of the Board                                          1996     340,000       418,250           26,814
  and President (Chief                                         1995     320,000       428,050           27,435
  Executive Officer)
Mark Shaw...............................................       1997     360,000       246,750           26,448
Executive Vice President                                       1996     340,000       298,750           26,814
  and Publisher                                                1995     320,000       305,750           27,435
Ghanshyam A. Patel......................................       1997     165,000        39,000           26,156
Treasurer and Chief                                            1996     157,500        47,000           25,670
  Financial Officer                                            1995     150,000        48,000           25,308

------------------------

(1) (Incentive Compensation Plan) Represents amounts paid to the named executive officer, for the applicable fiscal year, under the Company's Incentive Compensation Plan. For each fiscal year an amount equal to 5% of the Company's Income from Operations as reported in the Company's year-end financial statements (together with, when applicable, 5% of the excess of cumulative Investment Profit over cumulative Investment Loss) is distributed to key employees. 35% percent of such amount is distributed to the chief executive officer and 25% is distributed to the next senior officer. The balance of such amount is distributed as determined by the chief executive officer. Since there was Investment Profit (as defined) in 1995, 1996 and 1997, the amount of such Profit was added to Income from Operations for the purpose of calculating incentive compensation for each of such years.

(2) (Qualified Profit Sharing Plan) Represents amount of contribution made to or accrued for the account of the named executive officer, in respect of the applicable fiscal year, in the Company's Profit Sharing Plan (a defined contribution plan qualified under the Internal Revenue Code). The Plan is maintained for all full-time employees who have completed certain minimum periods of service. The Company contributes to the Plan specified amounts based upon its after tax income as a percentage of gross revenue. The Company's contribution to the Plan for each employee is determined by his salary level and length of service. Contributions are invested by the Plan Trustee in stock of the Company and/or in a variety of other investment options, depending upon the employee's election. Interests in the Plan become vested to the extent of 20% after three years of service and vest at the rate of an additional 20% for each year of service thereafter and in any event become 100% vested at death or at the "normal retirement age" of 55 as specified in the Plan. Each employee (or his beneficiary) is entitled to receive the value of his vested interest upon his death or retirement. He may also receive the value of such interest upon prior termination of his services with the Company, or if he elects at any time to withdraw his interest. The interests of Messrs. Tash, Shaw and Patel are fully vested. The aggregate contributions made or accrued by the Company through the end of fiscal 1997 for Messrs. Tash, Shaw and Patel under this Plan are $514,000, $533,879 and $210,100, respectively; these contributions have been invested in the manner set forth above, and (as to Mr. Shaw) a portion of the investments was transferred from the Plan into a private profit sharing plan of which Mr. Shaw is the beneficiary.

    COMPENSATION OF DIRECTORS.

    Directors fees for Dr. Israel Gitman and Messrs. Earl Ubell, Howard F. Mathiasen and Nathan Tash are currently at the rate of $13,000 per annum. Directors of the Company who are also officers of the Company receive no additional compensation for their services as directors.

    TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS REGARDING NAMED
     EXECUTIVE OFFICERS.

    Footnote 2 to the above table regarding executive officer compensation sets forth information as to entitlement of Messrs. Tash, Shaw and Patel to receive certain distributions under the Company's Profit Sharing Plan upon termination of their employment.

    On August 1, 1996, the Company adopted "Second Amended Contingent Compensation Agreements" with Martin E. Tash, Mark Shaw and Ghanshyam Patel (executive officers of the Company named in the above table) and with Harry Allcock and Ken Derham (officers of subsidiaries of the Company). The Second Amended Contingent Compensation Agreements supersede certain earlier Contingent Compensation Agreements, and provide that if (a) during the officer's employment or within six months after his employment terminates, there is a sale of 75% of the book value of the Company's operating assets (as defined), or if any person or group becomes the owner of over 25% of the Company's outstanding stock, and
(b) the officer's employment is terminated at or prior to the end of the sixth month after such event, then the Company or a successor in interest to the Company shall pay the terminated officer cash equal to 290% of the officer's average annual taxable compensation over the preceding five calendar years.

    On August 1, 1996, the Company entered into Contingent Compensation Agreements with John Hwang and Carol Bischoff (officers and key employees of the Company) which provide that if, during the officer's employment or within twelve months after his employment terminates, there is a sale of 75% of the book value of the Company's operating assets (as defined), or if any person or group becomes the owner of over 25% of the Company's outstanding stock, and the officer's employment is terminated at or prior to the end of the sixth month after such event, then the Company or a successor in interest to the Company shall pay the terminated officer cash equal to 100% of the officer's average annual taxable compensation over the preceding five calendar years.

    INDEMNIFICATION AGREEMENTS.

    In September 1987, the Company's liability insurance for its directors and officers expired and was not renewed due to the significant increased cost. In light of this development, and to provide increased protection to the officers and directors, the Company's By-Laws were amended on November 18, 1987 to require the Company to advance expenses of directors or officers in defending a civil or criminal action as such expenses are incurred, subject to certain conditions. Furthermore, on that date the Company entered into a contract with each person then holding a position as a director or executive officer, requiring indemnification for expenses, judgments, fines and amounts paid in settlement, in accordance with the By-Laws as amended, or any future By-Laws which provide greater indemnification. As of March 14, 1996, the Company entered into substantially identical contracts with Israel Gitman and Nathan Tash (who became directors on June 23, 1995).

    The present By-Laws provide for indemnification of directors and officers, in connection with claims arising from service to the Company, or to another entity at Company's request, except where it would be prohibited under applicable law.

    SECURITIES OWNERSHIP.

    The following table sets forth information regarding the voting securities of the Company beneficially owned by each director of the Company, each of the executive officers of the Company and all executive officers and directors as a group (8 persons), as of June 16, 1998.

                                                                                                   NATURE OF
                                                                                                  BENEFICIAL
TITLE OF CLASS                             NAME OF BENEFICIAL OWNER                                OWNERSHIP
-----------------  -------------------------------------------------------------------------  -------------------
Common Stock       Martin E. Tash...........................................................       423,485 shares(1)
$.10 par value
                   Mark Shaw................................................................        80,667 shares(2)

                   Earl Ubell...............................................................         1,000 shares

                   Howard F. Mathiasen......................................................         7,125 shares

                   Bernard Bressler.........................................................        11,757 shares(3)

                   Israel Gitman............................................................           500 shares

                   Nathan Tash..............................................................           400 shares

                   Ghanshyam A. Patel.......................................................        10,554 shares(4)

                   All Executive Officers and Directors shares as a Group (comprising the 8
                   persons shown above).....................................................       535,488 shares

------------------------

(1) Includes 112,336 shares held by the Company's Profit Sharing Plan, as to which Mr. Tash has voting and investment power. Of the aggregate of 423,485 shares shown, Mr. Tash has sole voting and investment power as to 125,256 shares and shared voting and investment power with his wife as to 298,229 shares.

(2) Includes 50,625 shares held in trust for his adult children. Of the aggregate of 80,667 shares shown, Mr. Shaw has sole voting and dispositive power as to 67,085 shares and shared voting and dispositive power with his wife as to 13,582 shares.

(3) Includes 520 shares held by a trustee for Mr. Bressler under an Individual Retirement Account. Does not include 10,497 shares held by Mr. Bressler's wife as to which he disclaims beneficial ownership.

(4) Includes 5,204 shares held by the Company's Profit Sharing Plan, as to which Mr. Patel has sole voting and dispositive power. As to the balance of 5,350 shares, Mr. Patel shares voting and dispositive power with his wife.

    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    Bernard Bressler, Secretary and a director of the Company, is a member of the law firm of Bressler, Amery & Ross, P.C., counsel to the Company for all matters, including the transactions described herein. During the 1997 fiscal year, the Company paid legal fees of $145,927 to such firm.

(2) MATERIAL CONTRACTS BETWEEN THE COMPANY AND PARENT OR PURCHASER.

    CONFIDENTIALITY AGREEMENT.

    The following is a summary of certain material provisions of the Confidentiality Agreement, dated April 6, 1998, between the Company and Wolters Kluwer U.S. Corporation (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as
EXHIBIT 3 hereto. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

    The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Wolters Kluwer U.S. Corporation and its affiliates agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent. Parent has agreed in the Confidentiality Agreement that for a period of one year from the date thereof, without the prior written consent of the Company, neither it nor any of its affiliates will, among other things, acquire or offer or agree to acquire, directly or indirectly, any securities or assets of the Company or any successor or affiliate of the Company or propose any tender or exchange offer, merger or other business combination involving the Company, "solicit" any "proxies" (as those terms are used in the rules of the Securities and Exchange Commission (the "Commission")) or seek to influence the management, policy or conduct of the business affairs of the Company. Parent further agreed that, for a period of six months from the date of the Confidentiality Agreement, neither Parent nor any of its affiliates will, without the written consent of the Company, solicit the employment of any employee of the Company or any of its affiliates with whom Parent or its representatives had contact during the negotiations and investigations in connection with a possible transaction between Parent and the Company.

    THE MERGER AGREEMENT.

    The following is a summary of certain material provisions of the Merger Agreement, which contains the terms of the tender offer (the "Offer") as well as the merger terms. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as EXHIBIT 1. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer to purchase all of the Common Stock of the Company at $73.50 per share not later than the fifth business day from the public announcement of the execution of the Merger Agreement. The Offer is initially to remain in effect for 20 business days following its commencement. The Merger Agreement also provides that, without the prior written consent of the Company, neither Parent nor Purchaser will decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, change any of the conditions set forth in the Merger Agreement, impose additional conditions to the Offer or amend any other term of the Offer in any manner materially adverse to the holders of the Shares. Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date, if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, (ii) increase the Offer Price and extend the Offer for any period required by any rule, regulation, interpretation or provision of the Commission or the staff thereof applicable to the Offer and (iii) extend the Offer for an aggregate period of not more than ten business days beyond the latest expiration date that would otherwise be permitted under clauses (i) and (ii) above if there shall not have been tendered and not withdrawn pursuant to the Offer at least 90% of the outstanding Shares.

    The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there will be validly tendered and not withdrawn a number of Shares which, together with any Shares beneficially owned by Parent or Purchaser, represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). In addition, Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate the Offer and not accept for payment any tendered Shares, if (a) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or the antitrust laws of applicable jurisdictions outside the United States, has not expired or been terminated prior to the expiration of the Offer; (b) at any time on or after June 10, 1998, and before the expiration of the Offer any of the following occur: (i) there shall be threatened or pending any suit, action or proceeding by any governmental entity of competent jurisdiction against Purchaser, Parent, the Company or any Subsidiary of the Company (A) seeking to prohibit or impose any material limitations on Purchaser's or Parent's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets (or that of any of its Subsidiaries), or to compel Purchaser or Parent or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, in each case taken as a whole, (B) challenging the acquisition by Purchaser or Parent of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stock Purchase Agreements, or seeking to obtain from the Company, Purchaser or Parent any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (C) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger or (D) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders or there shall be pending any suit, action or proceeding by any Governmental Entity against Purchaser, Parent, the Company or any Subsidiary of the Company which is reasonably likely to have a Material Adverse Effect on the Company (as defined below); (ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (A) through (D) of paragraph (i) above; (iii) there shall have occurred any events after the date of the Merger Agreement which have or will have a Material Adverse Effect on the Company; (iv)(A) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal (as defined below) or (B) the Company shall have entered into any agreement with respect to any Superior Proposal (as defined below); (v) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, in each case (A) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (B) as to all other representations and warranties, as of the date of the Merger Agreement and as of the scheduled expiration of the Offer unless the inaccuracies without giving effect to any materiality or material adverse effect qualifications or materiality exceptions contained therein under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not result in a Material Adverse Effect on the Company; (vi) the Company shall have failed to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it (A) under any agreement or covenant to be performed or complied with by it which are described below under "INTERIM OPERATIONS" and "ALTERNATIVE PROPOSALS," or (B) under any other agreement or covenant under the Merger Agreement, unless the failure to so perform or comply would not have a Material Adverse Effect on the Company; or (vii) the Merger Agreement shall have been terminated in accordance with its terms.

    For purposes of the Merger Agreement, "Material Adverse Effect on the Company" means any adverse change, circumstance or effect that, individually or in the aggregate with all other adverse changes, circumstances and effects, has had or will have a material adverse effect on the business, financial condition, properties or results of operations of the Company and its Subsidiaries taken as a whole, other than any adverse change, circumstance or effect relating to or arising out of (a) the economy or securities markets in general, (b) the announcement of the Merger Agreement or the transactions contemplated therein (including any impact on employees, vendors or customers resulting therefrom) or
(c) the industry of the Company and its Subsidiaries in general, and not specifically relating to the Company or its Subsidiaries.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent and Shares owned by the Company as treasury stock, which Shares shall be cancelled and retired, and other than Dissenting Shares (as defined below)) shall be converted into the right to receive the Offer Price, without interest. Each issued and outstanding Share of Purchaser common stock shall be converted into and become one fully paid and nonassessable share of Common Stock of the Surviving Corporation. The Merger Agreement also provides that (i) the directors and officers of Purchaser immediately prior to the effective time of the Merger (the "Effective Time") will be the initial directors and officers, respectively, of the Surviving Corporation; (ii) the Certificate of Incorporation of the Company will be the initial Certificate of Incorporation of the Surviving Corporation; and (iii) the By-laws of Purchaser will be the initial By-laws of the Surviving Corporation.

    DIRECTORS. The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or any of its Subsidiaries which represent at least a majority of the outstanding Shares, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected in accordance with the foregoing) multiplied by the percentage that the aggregate number of Shares accepted for payment pursuant to the Offer bears to the total number of Shares then outstanding. The Company will take all action necessary to cause Purchaser's designees to be elected or appointed to the Company Board and to secure the resignations of such number of its incumbent directors as is necessary. The Company will take all action necessary to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Company Board of each committee of the Company Board and each board of directors (and committee thereof) of each of the Company's Subsidiaries. Notwithstanding the foregoing, until the Effective Time, the Company will have on the Company Board at least two directors who were directors of the Company on the date of the Merger Agreement.

    The Merger Agreement also provides that from and after the time, if any, that Purchaser's designees constitute a majority of the Company Board, any amendment or termination of the Merger Agreement by the Company, any exercise or waiver of the Company's rights under the Merger Agreement, or any other action by the Company Board in connection with the Merger Agreement may be effected only by the action of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement.

    STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement.

    The Merger Agreement also provides that the Company shall, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and shall (i) obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and (ii) obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. The Merger Agreement also provides that, subject to the fiduciary obligations of the Company Board, the Company shall include in the Proxy

Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement also provides that, in the event that Parent, Purchaser or any other Subsidiary of Parent shall acquire at least 90% of the outstanding Shares of the Company, pursuant to the Offer, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders in accordance with the Delaware General Corporation Law (the "GCL").

    DISSENTING SHARES. Under Section 262 of the GCL, Stockholders of the Company who have not tendered their Shares, or in the case of a vote at a stockholders meeting shall not have voted in favor of the Merger, shall have dissenter's rights entitling them to an appraisal of their Shares ("Dissenting Shares") if they have complied with all the conditions for such exercise imposed by the GCL.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties of one or both of the parties with respect to, among other things, (i) organization, good standing, corporate power and enforceability, (ii) capitalization, (iii) required consents or approvals, (iv) no material misstatements in filings made with the Commission or financial statements, (v) absence of material adverse changes, (vi) no litigation, (vii) tax returns filed and taxes paid, (viii) no liabilities under ERISA, (ix) compliance with environmental laws and regulations, (x) no infringement upon the intellectual property of third parties, (xi) compliance with law, (xii) insurance, (xiii) approvals under the GCL and the inapplicability of anti-takeover provisions under the GCL, (xiv) voting requirements, (xv) employment of investment bankers and financial advisors, (xvi) receipt of a fairness opinion from a financial advisor, (xvii) confidentiality agreements signed with other parties, (xviii) interim operations of Purchaser and (xix) sufficiency of funds to consummate the Merger.

    None of the representations and warranties in the Merger Agreement survive beyond the Effective Time.

    INTERIM OPERATIONS. In the Merger Agreement, the Company has covenanted and agreed that, among other things, between the date of the Merger Agreement and the Effective Time, unless Parent otherwise consents in writing and except as otherwise contemplated by the Merger Agreement, the Company will, and will cause each of its Subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice and will use its reasonable best efforts, and will cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact the business organization of the Company and each of its Subsidiaries, to keep available the services of its present officers and key employees, and to preserve the goodwill of those having business relationships with it. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by the Merger Agreement, the Company will not, and will not permit any of its Subsidiaries to, prior to the Effective Time, without the prior written consent of Parent: (a) adopt any amendment to its Certificate of Incorporation or By-laws or comparable organizational documents; (b) except for issuances of capital stock of the Company's Subsidiaries to the Company or a wholly-owned Subsidiary of the Company, issue, reissue, pledge or sell, or authorize the issuance, reissuance, pledge or sale of (i) additional shares of capital stock of any class, or securities convertible into, exchangeable for or evidencing the right to substitute for, capital stock of any class, or any rights, warrants, options, calls, commitments or any other agreements of any character, to purchase or acquire any capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, capital stock, or
(ii) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof; (c) declare, set aside or pay any dividends or other distribution (whether in cash, securities or property or any combination thereof) in excess of the regular quarterly dividend in an amount equal to the last paid regular quarterly cash dividend paid by the Company which would normally be paid approximately three months after such last paid regular quarterly dividend was paid, if any such dividends are declared and paid; (d) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities; (e) except for (i) increases in salary and wages granted to officers and employees of the Company or its Subsidiaries in conjunction with promotions or other changes in job status or normal compensation reviews (within the amounts projected in the Company's 1998 operating plan previously provided to Parent) in the ordinary course of business consistent with past practice, or (ii) increases in salary, wages and benefits to employees of the Company pursuant to collective bargaining agreements in effect on the date hereof, increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or any of its Subsidiaries), or pay or award any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any additional severance or termination pay to (other than as required by existing agreements or policies), or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries or, except pursuant to existing arrangements, establish, adopt, enter into, amend, accelerate any rights or benefits or waive any performance or vesting criteria under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, "golden parachute", employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees (any of the foregoing being an "Employee Benefit Arrangement"), except in each case to the extent required by applicable law or regulation; provided, however, that nothing herein will be deemed to prohibit the payment of benefits as they become payable; (f) acquire, sell, lease or dispose of any assets or securities which are material to the Company and its Subsidiaries, or enter into any commitment to do any of the foregoing or enter into any material commitment or transaction, other than transactions between a wholly-owned Subsidiary of the Company and the Company or another wholly-owned Subsidiary of the Company or transactions in the ordinary course of business consistent with past practice;
(g) (i) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, (ii) assume except in the ordinary course of business consistent with past practice, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or (iii) make any advances except in the ordinary course of business consistent with past practice (other than advances to Salomon Smith Barney required under a letter agreement between Salomon Smith Barney and the Company dated February 24, 1998), loans or capital contributions to, or investments in, any other person (except for investments in short-term interest bearing instruments purchased with excess cash of the Company, and for loans, advances, capital contributions or investments between any wholly-owned Subsidiary of the Company and the Company or another wholly-owned Subsidiary of the Company); (h) settle or compromise any material suit or claim or material threatened suit or claim; (i) other than in the ordinary course of business consistent with past practice, (i) modify, amend or voluntarily terminate any contract, (ii) waive, release, relinquish or assign any contract (or any rights of the Company or any of its Subsidiaries thereunder), right or claim, or (iii) cancel or forgive any indebtedness owed to the Company or any of its Subsidiaries except for any indebtedness relating to goods properly returned to the Company; (j) make any tax election not required by law or settle or compromise any tax liability, in either case that is material to the Company and its Subsidiaries; (k) make any material change, other than in the ordinary course of business and consistent with past practice or as required by applicable law, regulation or change in generally accepted accounting principles, applied by the Company (including tax accounting principles); (l) release any person or entity from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person or entity; or (m) agree in writing or otherwise to take any of the foregoing actions or any action which would cause any representation or warranty in the Merger Agreement to be or become untrue or incorrect in any material respect.

    ALTERNATIVE PROPOSALS. Pursuant to the Merger Agreement, the Company has agreed that it and its Subsidiaries (a) will not, and will ensure that their respective officers, directors and consultants (including, but not limited to, investment bankers, attorneys and accountants) and will use their best efforts to ensure that its employees, representatives and agents do not, directly or indirectly, initiate, solicit participate in or encourage discussions or negotiations with, or provide any information to any other person concerning any proposal or offer to acquire all or a substantial part of the business of, or any capital stock, of the Company or any of its Subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any of its Subsidiaries (an "Acquisition Proposal"); and (b) will immediately cease any existing discussions or negotiations, if any, with any parties conducted prior to entering into the Merger Agreement with respect to any proposal. Notwithstanding the foregoing, the Merger Agreement does not prohibit the Company or the Company's Board from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or
(ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Board, after receiving advice from Company counsel, is required under applicable law; provided that the Company may not, except as described below, withdraw or modify its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal.

    Notwithstanding the foregoing, the Company may furnish information concerning the Company and its Subsidiaries to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements with terms substantially similar to those contained in the Confidentiality Agreement, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (i) such entity or group, which has not been solicited by or on behalf of the Company after the date of the Merger Agreement, has submitted a bona fide written proposal to the Company relating to the acquisition of all or substantially all of the business or properties of the Company and its Subsidiaries or the acquisition of all of the capital stock of the Company with respect to which the Board concludes in good faith, after consulting with a nationally recognized investment banking firm (including but not limited to Salomon Smith Barney), (A) the proposal is more favorable to the Company's stockholders (in their capacities as stockholders), from a financial point of view, than the Offer and the Merger and (B) the bidder is fully capable of completing the transaction in accordance with the terms of such proposal, and
(ii) in the good faith opinion of the Board of Directors of the Company, only after receipt of written advice from legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies clauses (i) and (ii) being referred to herein as a "Superior Proposal"). The Company is required to provide reasonable notice to Purchaser to the effect that it has received an Acquisition Proposal, including its terms and conditions (but excluding the identity of the party or parties making such Acquisition Proposal, unless the terms and conditions of such Acquisition Proposal contains a purchase price that includes stock of such party or parties). At any time after 48 hours following notification to Purchaser of the Company's intent to do so (which notification shall include the identity of the bidder and the material terms and conditions of the proposal) and if the Company has otherwise complied with the terms of the Merger Agreement, the Board of Directors may withdraw or modify its approval or recommendation of the Offer and may cause the Company to enter into an agreement with respect to a Superior Proposal, provided it shall, concurrently with entering into such agreement, pay or cause to be paid to Purchaser the Termination Fee (as defined below) plus any amount payable at the time for Reimburseable Expenses (as defined below). If the Company shall have notified Purchaser of its intent to enter into an agreement with respect to a Superior Proposal in compliance with the preceding sentence and has otherwise complied with such sentence, the Company may enter into an agreement with respect to such Superior Proposal (with the bidder and on terms no less favorable than those specified in such notification to Purchaser) after the expiration of such 48 hour period.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION. The Merger Agreement provides that (a) from and after June 10, 1998, Parent and Purchaser shall indemnify and hold harmless each person who is, or has been at any time prior to June 10, 1998 or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its Subsidiaries (collectively, the "Indemnified Parties" and individually, the "Indemnified Party") against all losses, liabilities, expenses, claims or damages in connection with any claim, suit, action, proceeding or investigation based in whole or in part on the fact that such Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries and arising out of acts or omissions occurring prior to and including the Effective Time (including but not limited to the transactions contemplated by the Merger Agreement) to the fullest extent permitted by the GCL, for a period of not less than six years following the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims; (b) Parent shall cause the Certificate of Incorporation and By-Laws of the Surviving Corporation and its Subsidiaries to include provisions for the limitation of liability of directors and indemnification of the Indemnified Parties to the fullest extent permitted under applicable law and shall not permit the amendment of such provisions in any manner adverse to the Indemnified Parties, as the case may be, without the prior written consent of such persons, for a period of six years from and after June 10, 1998; (c) without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Parent will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, subject to the provision by such Indemnified Party of an undertaking to reimburse such payments in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. Subject to the undertaking to reimburse referred to in the previous sentence, Parent shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Merger Agreement or any action involving an Indemnified Party resulting from the transactions contemplated by the Merger Agreement; and
(d) any determination to be made as to whether any Indemnified Party has met any standard of conduct imposed by law shall be made by legal counsel reasonably acceptable to such Indemnified Party, Parent and the Surviving Corporation, retained at Parent's and the Surviving Corporation's expense.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:
(a) if required by the GCL, the transactions contemplated by the Merger Agreement shall have been approved by the Company's stockholders; (b) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger; and (c) Parent and/or Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that the foregoing condition shall not be applicable to the obligations of Parent or Purchaser if Parent and/or Purchaser fails to purchase Shares tendered pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer.

    TERMINATION. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time: (a) by the mutual consent of Parent and the Company; (b) by Parent or the Company: (i) if any court or Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable best efforts to lift) restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (ii) if (A) the Offer shall have expired without any Shares being purchased therein or (B) Purchaser shall not have accepted for payment all Shares tendered pursuant to the Offer by March 31, 1999; provided, however, that the right to terminate the Merger Agreement under this provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser, to purchase the Shares pursuant to the Offer on or prior to such date; (c) by the Company: (i) if Parent and/or Purchaser fails to commence the Offer as required under the Merger Agreement unless the Company has breached its obligations under the Merger Agreement such as to cause a Material Adverse Effect on the Company; (ii) in connection with entering into a definitive agreement with respect to a Superior Proposal, provided it has complied with all provisions relating to Superior Proposals set forth above, including the notice provisions, and that it makes simultaneous payment of the Termination Fee (as defined below) plus any amounts then due as a reimbursement of expenses; or (iii) if Parent or Purchaser shall have made a material misrepresentation or have breached in any material respect any of their respective representations, covenants or other agreements contained in the Merger Agreement, which breach (A) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or Purchaser, as applicable, and (B) limits or restricts the ability of Parent or Purchaser to consummate the transactions contemplated in the Merger Agreement; (d) by Parent: (i) if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which
(A) would give rise to the failure of a condition set forth in paragraphs (b)(v) or (b)(vi) appearing in this Statement under the caption "THE OFFER," above, and
(B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or (ii) if any event set forth in paragraph (b)(iv) of this Statement under the caption "THE OFFER," shall have occurred.

    EFFECT OF TERMINATION. In the event of the termination of the Merger Agreement in accordance with the foregoing, the Merger Agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, except to the extent that a Termination Fee and Reimbursable Expenses are owed as set forth below, and with respect to Parent's obligations under the Confidentiality Agreement.

    TERMINATION FEE AND EXPENSES. The Merger Agreement provides that each party thereto shall bear its own expenses and costs in connection with the Merger Agreement and the transactions contemplated thereby, except that the Company shall pay to Purchaser an amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000) (the "Termination Fee"), plus an amount equal to Purchaser's actual documented reasonable out-of-pocket fees and expenses (including, without limitation, reasonable legal, investment banking, financing commitment fees and commercial banking fees and expenses) incurred by Purchaser and Parent in connection with the due diligence investigation, the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby (the "Reimbursable Expenses") if (a) the Company terminates the Merger Agreement in accordance with paragraph (c)(ii) under the caption "TERMINATION" above; (b) Parent terminates the Merger Agreement in accordance with paragraph (d)(ii) under the caption "TERMINATION" above; (c) either the Company or Parent terminates the Merger Agreement in accordance with paragraph
(b)(ii) under the caption "TERMINATION" above, and (i) prior thereto there shall have been publicly announced another Acquisition Proposal (provided, however, that solely for purposes of this clause, the term Acquisition Proposal shall not include (A) the purchase of less than 5% of any class or series of capital stock of the Company if such purchase does not involve an offer to acquire additional shares of capital stock of the Company that could cause any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Purchaser or its affiliates or any group of which any of them is a member, to beneficially own 5% or more of any such class or series or (B) any purchase of 5% or more of any class or series of capital stock of the Company which can properly be reported on a Schedule 13G under the Exchange Act) and (ii) an Acquisition Proposal pursuant to which any Person acquires all or a substantial part of the business or properties of the Company or any of its Subsidiaries, any of the capital stock (or securities exercisable for or convertible into such capital stock) of any of the Subsidiaries of the Company or any capital stock (or securities exercisable for or convertible into such capital stock) of the Company which represents 20% or more of the equity interest or voting power of the Company shall be consummated on or prior to March 31, 1999; or (d) Parent terminates the Merger Agreement in accordance with paragraph (d)(i) under the caption "TERMINATION" above, and an Acquisition Proposal pursuant to which any Person acquires all or a substantial part of the business or properties of the Company or any of its Subsidiaries, any of the capital stock (or securities exercisable for or convertible into such capital stock) of any of the Subsidiaries of the Company or any capital stock (or securities exercisable for or convertible into such capital stock) of the Company which represents 20% or more of the equity interest or voting power of the Company shall be consummated on or prior to March 31, 1999.

    The Company shall also be obligated to pay to Purchaser the Reimbursable Expenses if Parent terminates the Merger Agreement in accordance with paragraph
(d)(i) under the caption "TERMINATION" above (regardless of whether an Acquisition Proposal is consummated thereafter).

    AMENDMENT. The Merger Agreement may be amended by Parent and the Company at any time before or after any approval of the Merger Agreement by the stockholders of the Company but, after any such approval, no amendment shall be made which decreases the Offer Price or changes the form thereof without the approval of such stockholders.

    STOCK OPTION AGREEMENT.

    Concurrently with the execution of the Merger Agreement, the Company has entered into a Stock Option Agreement (the "Stock Option Agreement") with Parent pursuant to which Parent obtained an option to purchase up to 698,540 shares of the Company's common stock at a price per share of $73.50 payable in cash. The shares subject to the option represent 19.9% of the presently outstanding shares of the Company. The following summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Option Agreement which is attached as EXHIBIT 2 hereto.

    The option may be exercised from time to time prior to its expiration only after an event has occurred which requires the payment under the Merger Agreement of a Termination Fee (a "Triggering Event") (See the discussion in this Statement under the caption "TERMINATION FEE AND EXPENSES" above). The option expires on the earlier of (a) the date of the consummation of the Merger contemplated by the Merger Agreement; (b) twenty (20) days after the date of consummation of any Superior Proposal or Acquisition Proposal under circumstances requiring payment of a Termination Fee; or (c) the date on which the Merger Agreement is terminated other than in connection with the occurrence of a Triggering Event.

    The Company has agreed that, at the request of Parent, it will file applications to list Option Shares on the NASDAQ National Market System and that at its own expense it will file one registration statement under the Securities Act of 1933 with respect to any proposed disposition of Option Shares unless counsel to the Company shall opine in writing that such a registration statement is not required. The Company has covenanted that, except under certain conditions, it will cause such registration statement to remain effective for a reasonable period of time to permit the disposition by Parent of the shares subject to the Option.

    STOCK PURCHASE AGREEMENTS.

    Concurrently with the execution of the Merger Agreement, Purchaser also entered into Stock Purchase Agreements (the "Stock Purchase Agreements") with certain stockholders of the Company listed below (the "Stockholders") with respect to Shares owned beneficially and/or of record by such Stockholders. The following summary of the Stock Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Purchase Agreements for the stockholders which are attached as EXHIBIT 4 THROUGH 8 hereto and are incorporated by reference:

                                                                     423,485
Martin and Arlene Tash.......................................         shares
Mark and Hally Shaw..........................................  80,667 shares
Ghanshyam and Anila Patel....................................  10,554 shares
Bernard Bressler.............................................  11,757 shares
Teresa Bressler..............................................  10,497 shares
                                                               -------------
                                                                     536,960
                                                                      shares

Said 536,960 shares represent 15.3% of the outstanding shares of the Company.

    Pursuant to the Stock Purchase Agreements, the Stockholders have agreed to tender their shares in response to the Offer or at the election of Purchaser to sell such shares if not tendered. The Stockholders have also granted Purchaser an option exercisable under certain conditions (the "Stock Option").

    The Stock Option may be exercised by Purchaser if (i) the Offer is terminated by Parent or Purchaser because (A) the Company shall have entered into a definitive agreement with respect to any Superior Proposal as provided under the caption "ALTERNATIVE PROPOSALS" above, or (B) the Company's Board of Directors or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser its recommendation of the Offer, the Merger Agreement or the Merger or approved or recommended any Acquisition Proposal, or
(ii) if the Offer expires without the purchase of Shares thereunder when either
(x) the Minimum Condition was not satisfied or (y) the occurrence of circumstances in subclauses (i) (A) and (B) of this sentence, in each case without any violation of the Offer or the Merger Agreement by Purchaser or Parent. Purchaser may also exercise the Stock Option if the Company terminates the Merger Agreement for the reasons described in clause (c)(ii) under "The Merger Agreement --Termination" above. The Stock Option may be exercised under those circumstances during the period (the "Exercise Period") commencing on the date the Offer is terminated or expires, as described above, and ending on March 31, 1999.

    The delivery of the Shares subject to the Stock Purchase Agreements is conditioned upon (i) the waiting periods under the HSR Act expiring or terminating and (ii) there being no order of a court of competent jurisdiction restricting or prohibiting the exercise of the Stock Option or the delivery of the Shares thereunder.

    Pursuant to the Stock Purchase Agreements, the Stockholders have agreed to vote all Shares held by such Stockholders (i) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and (ii) against any action or agreement that would result in a breach of a covenant, representation or warranty or other obligation of the Company under the Merger Agreement and (iii) against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Offer or the Merger.

    The Stockholders have covenanted not to solicit or participate in negotiations with any Company concerning any proposal or offer to acquire all or substantially all of the business or assets of the Company. This covenant does not restrict the ability of the Stockholders to act in their capacity as directors with respect to Superior Proposals described in the Merger Agreement.

    Each of the Stockholders has agreed that, during the Exercise Period, in the event that such Stockholder has breached the voting agreements described above, such Stockholder shall be deemed to have granted to Purchaser proxies to vote his or her Shares.

    Each Stock Purchase Agreement provides that except for the Stock Option, the Stock Purchase Agreement terminates on the date the Merger Agreement terminates.

    In addition, Parent has guaranteed performance by Purchaser under the Stock Purchase Agreements.

    WOLTERS KLUWER LETTER.

    In connection with the Merger Agreement, Wolters Kluwer U.S. Corporation ("Wolters Kluwer U.S."), an indirect parent of Parent and Purchaser, has agreed to fund the payment obligations of Parent and Purchaser under the Merger Agreement pursuant to a letter from Wolters Kluwer U.S. to the Company dated June 10, 1998, a copy of which is filed herewith as EXHIBIT 9 (the "Wolters Kluwer U.S. Letter"). Wolters Kluwer U.S. agreed to fund such obligations through available cash balances and existing credit lines of Wolters Kluwer nv, a corporation existing under the laws of the Netherlands ("Wolters Kluwer") and an indirect parent of Wolters Kluwer U.S., Parent and Purchaser. Wolter Kluwer U.S. also represented and warranted that there are available cash balances and bank credit lines to enable it to meet the obligations in the letter.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE COMPANY BOARD

    The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger, has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders, and recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

    A letter to the Company's stockholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as EXHIBITS 10 AND 11, respectively.

    (B) BACKGROUND REASONS; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION.

    Over the past decade the Company has sought possible collaborations or acquisitions but found no reasonably available substantial acquisition. During this period no serious effort was made to sell the Company. The Company has used the cash generated from its business to pay dividends and to repurchase its Shares as market opportunities arose. As a result of (i) consolidation developments in the publishing industry as a whole and the scientific, technical and medical publishing industry specifically, (ii) the potential changes in the industry by reason of the development of the internet and (iii) the decrease in the Company's dependence on its Russian translation activities, management considered it advisable to review a range of strategic alternatives to enhance stockholder value and initiated a dialogue with investment bankers in December 1997. The strategic alternatives considered included, among others, possible acquisitions and the potential sale of the Company, whether to management or to others. On February 24, 1998 the Company retained Salomon Smith Barney to render financial advisory and investment banking services to the Company in connection with the sale of the Company. A press release announcing such retention was issued immediately. The Company instructed Salomon Smith Barney to initiate a process to explore the sale of the entire equity interest in the Company through an auction process (the "Auction Process").

    At a Board Meeting on March 12, 1998, the Salomon Smith Barney engagement was ratified and Salomon Smith Barney presented a list of leading candidates that might be expected to have an interest in potentially purchasing the Company, outlined a description of the Auction Process and presented a preliminary timetable for a potential transaction.

    Throughout March and April, 1998, Salomon Smith Barney contacted 53 potential buyers and together with the Company and the Company's legal counsel, Salomon Smith Barney negotiated and executed confidentiality agreements with 35 parties that expressed an interest in participating in the Auction Process.

    Salomon Smith Barney prepared a "Confidential Offering Memorandum" based on information provided by the Company. This Confidential Offering Memorandum was provided to the parties with whom confidentiality agreements had been executed to assist such parties in evaluating an acquisition of the Company. The Confidential Offering Memorandum contained, among other things, a history of the Company, an overview of the Company's business and financial information, including the Company's Form 10-K for calendar year 1997. Parties receiving the Confidential Offering Memorandum were instructed to submit a preliminary indication of interest to Salomon Smith Barney by May 5, 1998. The preliminary indication of interest was to include, among other things, a non-binding indication of the amount and form of consideration the submitting party would be prepared to pay for the common equity of the Company and the source of financing of the potential transaction.

    On May 5, 1998, Salomon Smith Barney on behalf of the Company received five preliminary indications of interest. After consulting with Salomon Smith Barney, the Company's management selected three of the parties submitting preliminary indications of interest to continue in the Auction Process.

    On May 11, 1998 Salomon Smith Barney on behalf of the Company sent to the three potentially interested parties a letter (the "Bid Procedures Letter") setting forth further procedures for the Auction Process and a form of the Merger Agreement which had been prepared by the Company. The parties were invited to submit a firm written offer by May 29, 1998 to acquire the Company (a "Proposal"). Each party was asked to mark changes in the form of the Merger Agreement and to include in the Proposal a statement that such party would be prepared to execute the Agreement and Plan of Merger (with any proposed modifications) in the form submitted. Pursuant to the Bid Procedures Letter, submission of a Proposal constituted an agreement to be bound by the terms set forth therein.

    Thereafter, between May 14 and May 22, 1998, each of the three parties invited to participate in the second stage of the Auction Process made trips to New York to conduct a due diligence review of the Company, which included presentations by, and discussions with, the management of the Company and a detailed review of the Company's legal, regulatory and financial documents.

    From May 29 through June 3, 1998, Salomon Smith Barney, the Company and the Company's legal counsel met to evaluate the responses received from the potential purchasers. After such discussions the Company concluded that the Proposal submitted by Wolters Kluwer U.S. on behalf of Parent (the "Wolters Kluwer Proposal") which included a requirement that the Company also execute the Stock Option Agreement appeared to be the most favorable to the Company and its stockholders, both as to price and other terms, and authorized Salomon Smith Barney to begin negotiations with Parent and its financial advisors on several issues.

    On June 3, 1998, Salomon Smith Barney discussed the Wolters Kluwer Proposal with Parent's financial advisor. On the evening of June 3, 1998, the Company and the Company's legal counsel discussed the merits of the Wolters Kluwer Proposal. At the conclusion of this discussion, the Company determined to enter into exclusive negotiations with Parent through their respective financial and legal advisors. On June 4, 1998, the Company's legal counsel and legal counsel for Parent negotiated provisions of the Merger Agreement and Stock Option Agreement and agreement was reached on all substantive matters subject to final approval and completion of legal documentation. On that date the parties executed an Exclusivity Agreement pursuant to which the Parent agreed to keep its offer open until June 24, 1998, and in exchange the Company agreed to deal only with Parent.

    On June 9, 1998 the Supervisory Board of Directors of Wolters Kluwer approved the transaction. On June 10, 1998, the Company Board met to consider the Wolters Kluwer Proposal and the Merger Agreement. The Company Board reviewed and discussed alternatives to the Wolters Kluwer Proposal. Salomon Smith Barney made a presentation to the Company Board outlining the results of the Auction Process and discussing the Wolters Kluwer Proposal. Thereafter, the Company Board unanimously approved the Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the consummation of the transactions set forth in such agreements. One director was absent from the meeting.

    On June 10, 1998, the Company, Parent and Purchaser entered into the Merger Agreement and Stock Option Agreement. Purchaser and the Stockholders entered into the Stock Purchase Agreements.

    On June 10, 1998 the Company and Wolters Kluwer issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed herewith as EXHIBIT 11.

    On June 16, 1998, Parent and Purchaser commenced the Offer.

    In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including:

        1. The presentations and views expressed by management of the Company (at the meeting of the Company Board held on June 10, 1998, and at previous meetings of the Company Board) regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company; including the prospects of the Company if it remained independent; (b) the strategic alternatives available to the Company; (c) the fact that in view of the discussions held with various parties, as well as the Auction Process conducted, it appeared to be unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Merger by the management of the Company and the willingness of certain officers of the Company to enter into binding commitments to sell the stock owned by them.

        2. The opinion of Salomon Smith Barney, expressed orally at the June 10, 1998 Board meeting (and subsequently confirmed in writing), to the effect that, as of June 10, 1998, the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the Company's stockholders. The full text of the opinion of Salomon Smith Barney, dated June 10, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as EXHIBIT 12. Stockholders are urged to read the opinion of Salomon Smith Barney carefully in its entirety for information concerning the assumptions made, matters considered and the limits of the review undertaken by Salomon Smith Barney.

        3. The historical market prices, the recent limited trading activity of the Shares and the fact that the Offer Price represents a premium of approximately 58% over the reported closing price of the Shares on the National Association of Securities Dealers Automatic Quotation system on the last full trading day preceding the public announcement of the retention of Salomon Smith Barney.

        4. The results of the inquiries made by the Company's management and financial advisor in the Auction Process regarding a possible sale of the Company and the public nature of the Auction Process itself.

        5. The arms-length negotiations between the Company and Parent leading to the belief of the Company Board that $73.50 per Share represents the highest price per Share that could be negotiated with Parent.

        6. The fact that the Offer and the Merger provide for a prompt all-cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

        7. Other provisions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and the Purchaser to terminate the Wolters Kluwer Proposal or the Merger Agreement.

        8. The ability of the Company to withdraw from the Merger Agreement if an appropriate Superior Proposal is received.

        9. The business reputation and capabilities of Parent and its management, and Parent's financial strength, including its warranted ability to fund the offer.

    The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to the terms of the Engagement Letter, the Company retained Salomon Smith Barney to render financial advisory and investment banking services to the Company in connection with the possible sale of the Company or an interest in the Company. The Company has agreed to pay Salomon Smith Barney a fee of 1.1% of the aggregate consideration received in any sale transaction. No expenses are reimburseable pursuant to such engagement. $500,000 of this amount has been paid pursuant to the engagement letter, with the balance payable at the consummation of the transactions contemplated by the Merger Agreement. On May 28, 1998 the Company entered into an additional engagement letter with Salomon Smith Barney pursuant to which Salomon Smith Barney agreed to render a fairness opinion relating to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered in the proposed acquisition of the Company. The fee for the fairness opinion is $250,000 plus legal fees associated with the review of this opinion. Pursuant to these Engagement Letters, the Company has agreed to indemnify Salomon Smith Barney and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under federal securities laws, to which it might be subjected arising out of the agreements.

    Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except for the donation to various charities of 1,000 shares of the Company's stock by Bernard Bressler, Secretary and a director of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or Subsidiary of the Company.

    (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender, pursuant to the Offer, all Shares held of record or beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any Subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. The Company has not declared any dividend for the second quarter of 1998.

    (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Company intends to file with the Commission and furnish to stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Agreement and Plan of Merger dated as of June 10, 1998, by and among the
           Company, Parent and Purchaser.

Exhibit 2  Stock Option Agreement between Parent and the Company dated June 10, 1998.

Exhibit 3  Confidentiality Agreement dated April 6, 1998 between the Company and Parent.

Exhibit 4  Stock Purchase Agreement, dated as of June 10, 1998, between Purchaser and
           Martin Tash and Arlene Tash, together with a Guaranty of Parent.

Exhibit 5  Stock Purchase Agreement, dated as of June 10, 1998, between Purchaser and Mark
           Shaw and Hally Shaw, together with a Guaranty of Parent.

Exhibit 6  Stock Purchase Agreement, dated as of June 10, 1998, between Purchaser and
           Ghanshyam Patel and Anita Patel, together with a Guaranty of Parent.

Exhibit 7  Stock Purchase Agreement, dated as of June 10, 1998, between Purchaser and
           Bernard Bressler, together with a Guaranty of Parent.

Exhibit 8  Stock Purchase Agreement, dated as of June 10, 1998, between Purchaser and
           Teresa, Bressler, together with a Guaranty of Parent.

Exhibit 9  Letter from Wolters Kluwer U.S. to the Company dated June 10, 1998.

Exhibit    Letter to Stockholders of the Company dated June 16, 1998.*
10

Exhibit    Joint Press Release, issued by the Company and Wolters Kluwer on June 10, 1998.
11

Exhibit    Opinion of Salomon Smith Barney dated June 10, 1998.*
12

------------------------

  * Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PLENUM PUBLISHING CORPORATION

     [LOGO]

                                By:              /s/ Martin E. Tash
                                     -----------------------------------------
                                                Name: MARTIN E. TASH
                                        Title:  PRESIDENT & CHIEF EXECUTIVE
                                                      OFFICER

DATED: June 16, 1998

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